FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 6, 2009

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__         Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not Applicable

CELLCOM ISRAEL ANNOUNCES FILING OF SUPPLEMENTAL SHELF
OFFERING REPORT IN ISRAEL

Netanya, Israel – April 5, 2009 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced that, following the Company's announcement on March 31, 2009 regarding the filing of a shelf prospectus, the Company has filed today a supplemental shelf offering report, or Offering Report, with the Israeli Securities Authority and the Tel Aviv Stock Exchange, or TASE. Pursuant to the Offering Report the Company is offering, in Israel only, additional series D debentures in an aggregate principal amount of up to NIS 185,970,000, and new series E debentures in an aggregate principal amount of up to NIS 788,667,000.

The principal of the series E debentures will be payable in six equal annual installments on January 5 of each of the years 2012 through 2017 and the interest thereon will be payable annually on January 5 of each of the years 2010 through 2017, without any linkage. The series D and series E debentures are unsecured, do not restrict the Company's ability to issue additional debentures of any class or distribute dividends in the future and contain standard terms and conditions. They will be listed for trade on the TASE.

The Company has received early commitments from institutional investors for the purchase of the following:

•           series D debentures in the aggregate principal amount of NIS 148,770,000, at the price of no less than NIS 1,157 per unit (each unit comprised of NIS 1,000 principal amount), with an interest rate of 5.19% per annum, linked to the Israeli Consumer Purchase Index, which is the same rate that applies to the first issuance of the Company’s series D debentures; and

•           series E debentures in the aggregate principal amount of NIS 699,167,000, with an interest rate of no more than 6.40% per annum, without linkage.

In consideration for making early commitments, the institutional investors will receive a discount on the purchase price in the amount of 0.5%.  The public tender for both series of debentures is expected to be held today.

The aggregate amount that the Company expects to pay in arrangement fees and other expenses in connection with this offering is approximately NIS 2.5 million. The aggregate discounts for the aforesaid commitments are expected to be approximately NIS 4.4 million. The Company estimates that the net proceeds from the Offering, if completed, will be approximately NIS 997 million, after deduction of the arrangers’ fees and other estimated expenses.

The Company intends to use the net proceeds from such offering for general corporate purposes, which may include financing its operating and investment activity, refinancing of outstanding debt, including under the Company's debentures, and continued dividend distribution as customary in the Company, subject to the decision of the Company’s board of directors from time to time.

The offering described in this press release, will be made in Israel to residents of Israel only. The said debentures will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

About Cellcom
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.187 million subscribers (as at December 31, 2008) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations info@gkir.com / ed.job@ccgir.com Tel: (US) 1 646 797 2868 / 1 646 213 1914

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	April 6, 2009	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel